EXHIBIT 3

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT is entered into as of December 28, 2023, by and among the parties hereto. The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock, $0.05 par value, of Scientific Industries, Inc., a Delaware corporation, and any amendment thereafter signed by each of the undersigned shall be (unless otherwise determined by the undersigned) filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: December 28, 2023

VERADACE CAPITAL MANAGEMENT LLC

By: /s/ Alexander Vezendan

Name: Alexander Vezendan

Title: Principal

VERADACE PARTNERS L.P.

By: Veradace Capital Management LLC,
    its general partner

By: /s/ Alexander Vezendan

Name: Alexander Vezendan

Title: Principal

ALEXANDER VEZENDAN

/s/ Alexander Vezendan

JOHN CONLIN

/s/ John Conlin